================================================================================


                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                 [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                      FOR THE YEAR ENDED DECEMBER 31, 2002

                                       OR

            [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                FOR THE TRANSITION PERIOD FROM               TO


                         THE HOUSTON EXPLORATION COMPANY
                               401(k) PLAN & TRUST
                (Full title of the Plan and address of the Plan,
                if different from that of the issuer named below)



                         THE HOUSTON EXPLORATION COMPANY
                        1100 LOUISIANA STREET, SUITE 2000
                            HOUSTON, TEXAS 77002-5215
                                 (713) 830-6800
             (Name of issuer of securities held pursuant to the Plan
                 and address of its principal executive office)


================================================================================

               THE HOUSTON EXPLORATION COMPANY 401(k) PLAN & TRUST
                          INDEX TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2002

                                                                                                             Page
                                                                                                             ----
Independent Auditors' Report...................................................................................2

Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001 ..............................3

Statement of Changes in Net Assets Available for Benefits for the Years Ended
      December 31, 2002 and 2001...............................................................................4

Notes to Plan Financial Statements.............................................................................5

Supplemental Schedule:  Schedule of Assets Held at End of Year December 31, 2002 and 2001......................9

Index to Exhibits.............................................................................................10

Signatures....................................................................................................11

Note: All other schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

                          INDEPENDENT AUDITORS' REPORT


To The Houston Exploration Company:

We have audited the accompanying statements of net assets available for benefits of The Houston Exploration Company 401(k) Plan & Trust (the "Plan") as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the years ended December 31, 2002 and 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year December 31, 2002 and 2001 is presented for the purpose of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


DELOITTE & TOUCHE LLP

Houston, Texas
June 27, 2003

               THE HOUSTON EXPLORATION COMPANY 401(k) PLAN & TRUST
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 2002 AND 2001


                                                                          DECEMBER 31,
                                                                  ---------------------------
                                                                     2002             2001
                                                                  ----------       ----------
Investments at fair market value:                                 $7,110,861       $6,981,325

Other assets at cost, which approximates fair market value:
   Contributions receivable                                               --           30,461
   Employee loans                                                    186,311          105,787
                                                                  ----------       ----------
      Total other assets at cost                                     186,311          136,248
                                                                  ----------       ----------
NET ASSETS AVAILABLE FOR BENEFITS                                 $7,297,172       $7,117,573
                                                                  ==========       ==========


   The accompanying notes are an integral part of these financial statements.

               THE HOUSTON EXPLORATION COMPANY 401(k) PLAN & TRUST STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                                         YEAR ENDED DECEMBER 31,
                                                                      ------------------------------
                                                                         2002               2001
                                                                      -----------        -----------
ADDITIONS:

  Investment income (loss):
     Interest, dividends and other realized gains (losses), net       $        --        $    37,829
     Interest from participant loan repayments                              4,179             17,564
     Net depreciation in market value of investments                   (1,160,663)          (842,799)
                                                                      -----------        -----------
         Total investment loss                                         (1,156,484)          (787,406)

  Contributions:
     Employee                                                             921,364            824,210
     Employer                                                             920,364            824,210
     Participant rollovers                                                125,824             64,873
                                                                      -----------        -----------
         Total contributions                                            1,967,552          1,713,293
                                                                      -----------        -----------

            TOTAL ADDITIONS                                               811,068            925,887

DEDUCTIONS:

  Benefits paid to participants                                           630,023          1,020,537
  Expenses                                                                  1,446                340
                                                                      -----------        -----------
            TOTAL DEDUCTIONS                                              631,469          1,020,877
                                                                      -----------        -----------

NET INCREASE (DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS              179,599            (94,990)

NET ASSETS AVAILABLE FOR BENEFITS AT BEGINNING OF YEAR                  7,117,573          7,212,563
                                                                      -----------        -----------

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR                      $ 7,297,172        $ 7,117,573
                                                                      ===========        ===========


   The accompanying notes are an integral part of these financial statements.

               THE HOUSTON EXPLORATION COMPANY 401(k) PLAN & TRUST
                     NOTES TO THE PLAN FINANCIAL STATEMENTS


NOTE 1 -- DESCRIPTION OF THE PLAN

      The Houston Exploration Company 401(k) Plan & Trust (the "Plan") is a tax-qualified defined contribution plan. Contributions are made by employees and matched by The Houston Exploration Company (the "Company" or "Houston Exploration"). The following description of the Plan provides only general information of Plan provisions during the year ended December 31, 2002 and 2001. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Participation in the Plan is voluntary. All employees of the Company become eligible to participate in the Plan upon reaching 21 years of age and completing one month of service. Plan entry dates are the first of each calendar quarter or January 1st, April 1st, July 1st, and October 1st. Participants may elect to reduce their gross compensation by any percentage amount between 1% and 12.5% and have this amount deposited into the Plan as pre-tax contributions. In accordance with Internal Revenue Service ("IRS") guidelines, employee contributions were limited to $11,000 and $10,500, respectively, for the years ended December 31, 2002 and 2001.

      Beginning in 2002, the limit on elective deferrals by employees increases by $1,000 each year until the limit reaches $15,000 in 2006. After 2006, the limit will be subject to cost-of-living increases. Beginning in 2002, Plan participants who are age 50 or over at the end of the calendar year are permitted to make a catch-up contribution. The catch-up contribution for 2002 was of $1,000. The catch-up contribution increases by $1,000 each year until it reaches $5,000 in 2006. The catch-up contribution cannot exceed the lesser of the catch-up contribution limit or the excess of the participant's compensation over the elective deferrals that are not catch-up contributions.

      The Company may, at its discretion, make certain matching contributions based on employee contributions. The Company has elected to match 100% of employee contributions up to a maximum of 12.5%. In order for the Plan to satisfy various nondiscrimination tests required under applicable Federal regulations, certain employees designated as highly compensated employees under Internal Revenue Code may be limited, from time to time, in the amount they may contribute to the Plan. For any Plan participant, total annual contributions (the sum of employee plus employer contributions) may not exceed the lesser of $40,000 or 100% participant compensation for 2002 and $35,000 or 25% participant compensation for 2001.

      Participants are fully vested in their contributions at the time the contributions are made. Participants commence vesting in the Company's contributions and any earnings thereon, upon completion of one year of service at the rate of 20% per year and become fully vested upon completion of their fifth year of service. Death or disability of a participating employee results in immediate full vesting of Company matching contributions. If employment is terminated for reasons other than death or disability unvested participant account balances are forfeited back to the Plan. Forfeitures of employer's matching contributions are used by the Plan to reduce future employer contributions.

      Funds are available for withdrawal or distribution from the Plan at retirement (defined by the Plan as age 65), death, disability, hardship (as defined by the IRS) or termination of employment with the Company. Distributions prior to age 59 1/2 may be subject to an early withdrawal penalty imposed by the IRS of 10% in addition to Federal withholding tax required on the distributed funds. Participants are permitted to rollover 401(k) money from previous employer plans and employees leaving the Company have the option to rollover Plan money into an Individual Retirement Account ("IRA").

      Participant loans are permitted in accordance with the loan provisions in the Plan document. A participant may borrow up to 50% of their vested account balance not to exceed a maximum of $50,000. The minimum loan amount is $1,000. The interest rate charged on participant loans is commensurate with the prevailing interest rate charged on similar commercial loans. Loans are repaid through payroll deductions. Upon termination of employment, the participant may either repay any outstanding loan balance in full or incur a tax liability on the unpaid balance.

      It is the intention of the Company that the Plan will continue, although the Plan may be amended or discontinued at any time subject to the provisions of ERISA. In the event the Plan is terminated, Plan assets and income will be distributed (after payment of Plan expenses) exclusively to active and retired participants.

      Plan assets are invested in an unallocated group annuity contract with ING Life Insurance and Annuity Company ("ILIAC"). ILIAC uses two investment vehicles for Plan funds: (i) an allocated annuity contract which is referred to as a "General or Fixed Account"; and (ii) a "Separate Variable Annuity Account D" which is a pooled separate account established under Connecticut State Insurance law. Funds held in the General Account earn interest at market rates and funds held in the Separate Variable Annuity Account D are invested in various mutual funds. ILIAC is the principal insurance company in the ING Financial Services ("ING") group of companies purchased controlled by the ING Group ("ING").

      Various mutual funds, both third party funds and funds owned and controlled by ING, together with Houston Exploration common stock, are available as investment options for Plan contributions. ING purchases shares of the various mutual funds or common stock and depending on the investment vehicle selected, ING will fund the investment acquisition through ILIAC's general account or through ILIAC's pooled separate account D. Plan participants individually direct the investment of both their contributions and their share of the Company's matching contributions. See Note 7 -- Investments, for discussion of realized and unrealized gains and losses on Plan assets.

NOTE 2 -- PLAN SPONSOR, ADMINISTRATOR AND TRUSTEE

      The Company is the Plan Sponsor and Administrator. The Company contracts with a third party, a "Third Party Administrator", to provide various accounting and record keeping services for the Plan. ING serves as the Plan custodian as the Plan's assets are invested in ILIAC's allocated annuity contract and its variable annuity separate account D. As of May 2001, the custodial, trustee and administrative functions were consolidated and transferred to various entities of ING Financial Services. ING National Trust was appointed trustee and acts as a third party administrator providing all accounting and record keeping services for the Plan. ING Investment Services, LLC was appointed Plan broker to provide brokerage services. For the period January 1 through May 14, 2001, the Plan's Third Party Administrator was CPI Qualified Plan Consultants ("CPI"). During this same period, Investor Services Trust Company ("IST") served as Plan trustee. A separate trustee was required to facilitate The Houston Exploration Company stock investment option. All expenses of administering the Plan are paid by the Company, except for brokerage fees, which are reflected in the cost of equities.

NOTE 3 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting. The accounting records of the Plan are maintained on a cash basis. The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

      Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual amounts could differ from those estimates.

      Investment Valuation. Investments in the mutual funds are reported at fair market value as determined by the unit value reported by ING. Participant loans are stated at fair value. Investments in Houston Exploration common stock are valued at a quoted market price. Any other assets are reported at cost, which in the opinion of management approximates fair value.

NOTE 4 -- FEDERAL INCOME TAXES

      The IRS issued a determination letter, dated January 12, 1998, stating that the Plan, as designed, meets the requirements of Section 401 (a) of the Internal Revenue Code and was exempt from taxation. The Plan Administrator believes the Plan continues to operate in accordance with IRS regulations and therefore continues to be tax-exempt.

      Under present Federal income tax law, a participant is not taxed currently on: (i) any before-tax contributions or Company contributions to the Plan; (ii) income earned by the Plan; or (iii) gain on the sale of securities held by the Plan until the participant's account is distributed to him/her or made available to him/her without restriction.

NOTE 5 -- RELATED PARTIES

      The Plan has a total of 20 investment options which include: (i) 10 funds that are controlled by ING Financial Services; (ii) nine third party mutual funds; and (iii) the common stock of the Plan Sponsor and Administrator, The Houston Exploration Company. Of the nine third party mutual funds that are Plan investment options, Massachusetts Financial Services Company (MFS) controls two of theses funds: (i) MFS Emerging Equities Fund and (ii) MFS Capital Opportunities Fund. During 2001, MFS was a beneficial holder of Houston Exploration common stock and as reported on Schedule 13G/A as filed with the Securities and Exchange Commission in February 2002 and 2001, MFS held 7.2% of Houston Exploration's common stock. Subsequent to filing the February 2002
Schedule 13G/A, MFS liquidated its holdings in Houston Exploration common stock.

NOTE 6 -- OTHER INFORMATION

      As required by ERISA Section 2510.3-102, the Company is required to segregate employee contributions to the Plan from its general assets as soon as practicable, but in no event more than 15 business days following the end of the month in which amounts are withheld from wages. Due to the change in Plan administrator from CPI to ING Aetna on May 14, 2001, contributions from the May 15, 2001 payroll were not able to be transferred to and accepted by the new Third Party Plan Administrator (ING) until June 26, 2001, which exceeded the 15 business day limitation by 2 business days. Total contributions and loan repayments for the May 15, 2001 pay period were $42,772.94, of which $21,386.47 represented employee contributions, $21,386.47 represented the Company's matching contributions and $1,918 represented loan repayments. Contributions for this pay period are considered a prohibited transaction.

      The Plan had no lease commitments or leases in default and no loans or fixed income obligations in default, as defined by ERISA Section
2520.103(b)(3)(E) for the years ended December 31, 2002 and 2001.

NOTE 7 -- INVESTMENTS

      The fair market value of individual investments that represent 5% or more of the Plan's total net assets as of December 31, 2002 and 2001:

                                                                          DECEMBER 31,
                                                                  ---------------------------
                                                                     2002             2001
                                                                  ----------       ----------
      ING Fixed Account                                           $2,568,689       $1,977,211
      Fidelity VIP Growth Portfolio                                1,222,752        1,603,578
      ING Growth and Income VP                                       668,070        1,070,442
      Fidelity VIP Equity-Income Portfolio                           634,868          732,621
      ING Money Market                                               406,501          261,237
      MFS Emerging Equities                                          206,187          384,579
                                                                  ----------       ----------
           Total comprising 5% or more of total Plan assets        5,707,067        6,029,668
      All other Plan assets as a group                             1,590,105        1,087,905
                                                                  ----------       ----------
           Total Plan assets                                      $7,297,172       $7,117,573
                                                                  ==========       ==========


      For the year ended December 31, 2002, the Plan's investments (including investments bought, sold, as well as held during the year) depreciated in fair value by$1,160,663. For the year ended December 31, 2001, the Plan's investments (including investments bought, sold, as well as held during the year) depreciated in fair value by $842,799.

      There are no dividends or realized and unrealized gains with respect to separate account units of participation. Dividends and realized and unrealized gains and losses for the underlying funds are factored into the value of the separate account funds. The value of the separate account unit of participation is determined by dividing the total value of the separate account by the total number of units of participation held by the plans invested in the separate account. The value of the separate account includes the dividends earned and any realized or unrealized gains or losses associated with the underlying investments.

      The table below provides the change in fair value during the respective year for each of the Plan's investment vehicles. The net appreciation or (depreciation) in fair value includes both realized and unrealized gains.

                                                                                Year Ended December 31,
                                                                             ----------------------------
                                                                                 2002             2001
                                                                             -----------      -----------
                                                                                    Change in Value
           (1) General Account:
                  ING Fixed Account                                          $   111,601      $   100,987
           (2) Pooled Separate Accounts:
                  ING Growth and Income VP                                      (259,592)        (246,766)
                  ING Money Market VP                                              3,200            6,935
                  ING Bond VP                                                      9,885            2,874
                  ING Balanced Fund                                              (13,941)          (4,880)
                  ING Ascent                                                        (530)             (39)
                  ING Crossroads                                                     (71)              --
                  ING Index Plus Large Cap VP                                    (19,610)               7
                  ING Value Opportunity VP                                       (29,870)            (816)
                  ING Index Plus Mid Cap VP                                      (11,545)             912
           (3)    JP Morgan Fleming International Portfolio                      (43,708)         (85,256)
           (4)    ING Salomon Brothers Aggressive Growth Portfolio              (148,334)        (134,695)
                  MFS Capital Opportunities                                       (9,840)            (771)
                  Fidelity VIP Overseas Portfolio                                (22,271)         (28,377)
                  Fidelity VIP Equity-Income Portfolio                          (128,878)         (51,972)
                  Fidelity VIP Growth Portfolio                                 (522,667)        (361,612)
                  Janus Aspen Growth                                             (15,577)          (1,489)
                  Janus Aspen Aggressive Growth                                  (21,153)          (2,545)
                  Janus Aspen Worldwide Growth                                   (27,391)            (979)
               Houston Exploration common stock                                  (10,371)         (34,317)
                                                                             -----------      -----------
                              Net depreciation in Plan assets                $(1,160,663)     $  (842,799)
                                                                             ===========      ===========

----------
(1) General Account investment vehicle is the ING Fixed Account and is made available through an annuity contract issued by ILIAC. Amounts allocated to the Fixed Account are held in ILIACS general account which supports insurance and annuity obligations. Investments are guaranteed a minimum interest rate for the life of the contract.

(2) Pooled Separate Accounts represent investments in mutual funds. As denoted by the name of the fund, each utilizes various strategies by pooling stocks, bonds and other securities to achieve separate investment objectives and employing different levels of risk.

(3) JP Morgan Fleming International Portfolio national Growth was previously named Scudder International Growth.

(4) ING Salomon Brothers Aggressive Growth Portfolio was previously named MFS Emerging Equities.

               THE HOUSTON EXPLORATION COMPANY 401(k) PLAN & TRUST
                            IRS FORM 5500 - ITEM 27A

                     SCHEDULE OF ASSETS HELD AT END OF YEAR
                           DECEMBER 31, 2002 AND 2001


                                                                          UNITS/SHARES                 FAIR VALUE
                                                                          DECEMBER 31,                 DECEMBER 31
ISSUER, BORROWER, LESSOR                                             -----------------------------------------------------
OR SIMILAR PARTY          DESCRIPTION OF INVESTMENT                    2002        2001           2002             2001
--------------------------------------------------------------------------------------------------------------------------
(1) ING                   ING Fixed Account                               --          --      $ 2,568,689      $ 1,977,211
(1) ING                   ING Growth and Income VP                    44,801      53,522          668,070        1,070,442
(1) ING                   ING Money Market VP                         28,093      18,351          406,501          261,237
(1) ING                   ING Bond VP                                 10,724       4,281          179,702           66,613
(1) ING                   ING Balanced Fund                           13,393       7,007          261,560          153,495
(1) ING                   ING Ascent                                     262         134            3,696            2,207
(1) ING                   ING Crossroads                                 136          19            1,947              296
(1) ING                   ING Index Plus Large Cap VP                  6,278       1,828           89,130           33,276
(1) ING                   ING Value Opportunity VP                     8,004       2,782          111,706           52,754
(1) ING                   ING Index Plus Mid Cap VP                    8,759       2,158          112,692           31,773
(2) JP Morgan             JP Morgan Fleming International Portfolio   10,382      14,931          126,468          223,815
(3) Salomon Brothers      Salomon Brothers Aggressive Growth          17,463      20,903          206,187          384,579
(1) MFS Group             MFS Capital Opportunities                    2,960         999           26,561           12,934
    Fidelity Investments  Fidelity VIP Overseas Portfolio              7,756       7,541           78,873           97,111
    Fidelity Investments  Fidelity VIP Equity-Income Portfolio        31,626      30,023          634,868          732,621
    Fidelity Investments  Fidelity VIP Growth Portfolio               68,056      61,792        1,222,752        1,603,578
    Janus Funds           Janus Aspen Growth                           3,334       1,814           49,113           36,658
    Janus Funds           Janus Aspen MidCap Growth                    6,587       1,691           86,468           31,048
    Janus Funds           Janus Aspen Worldwide Growth                 4,926       2,070           92,913           52,821
(1) Employer              Houston Exploration common stock             5,979       4,671          182,965          156,856
                                                                                              -----------      -----------
                             Investments at fair market value                                   7,110,861        6,981,325
    Employee              Participant Loans (rates between 5% - 11%)                              186,311          105,787
                                                                                              -----------      -----------
                             Total Investments                                                $ 7,297,172      $ 7,087,112
                                                                                              ===========      ===========

----------
(1)  Represents a party in interest.

(2) JP Morgan Fleming International Portfolio national Growth was previously named Scudder International Growth.

(3) ING Salomon Brothers Aggressive Growth Portfolio was previously named MFS Emerging Equities.

                                   SIGNATURES

      Pursuant to the requirements of Section 15(d) of the Securities Exchange Act of 1934, The Houston Exploration Company has duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              THE HOUSTON EXPLORATION COMPANY
                                              401(k) PLAN & TRUST

Dated:  June 27, 2003                         By: /s/ James F. Westmoreland
                                                 -------------------------------
                                                 James F. Westmoreland
                                                 Plan Administrator

                                INDEX TO EXHIBITS


EXHIBIT     DESCRIPTION
-------     --------------------------------------------------------------------
 *23.1  --  Consent of Deloitte & Touche LLP.

----------
* Filed herewith.